SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 Broadway, 32nd Floor
New York, NY 10006

April 3, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Larry Spirgel
Assistant Director

Re:	IO World Media, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 18, 2011
Form 10-Q for the fiscal quarter ended September 30, 2011
Filed November 14, 2011
File No. 000-27574

Dear Mr. Spirgel:

We are counsel to IO World Media, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated February 27, 2012 as a follow up to its original letter dated December 22, 2011 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K filed on April 15, 2011 (“Form 10-K”) and its Quarterly Report on Form 10-Q filed on November 14, 2011 (the “Form 10-Q”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Company’s Annual Report on Form 10-K (“Form 10-K/A”) and Quarterly Report on Form 10-Q (the “Form 10-Q/A”), respectively. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for the fiscal year ended December 31, 2010

Balance Sheet, page F-2

Comment No. 1. We refer to your response to comment 8. Please tell us in more detail the nature of your non-subscription items.  Also, in future filings please provide a description, similar to your response, of accounts receivable and accrued revenue in Note 3 – Summary of significant accounting policies.

Response No. 1: Non-subscription income items are the different forms of advertising revenue received by the Company.  The Company will add a description in future filings in Note 3 – Summary of significant accounting policies. The Company proposes to include the following in Note 3 – Summary of significant accounting policies:

“Accrued Revenue

Accrued revenues represent estimates of ad revenue, based on ad runs, expected collections on those runs and reports of expected amounts to be paid by third parties placing ads.”

Notes to Consolidated Financial Statements, page F-8

Note 3. Summary of significant accounting policies, page F-9

Note 8/9. Income Taxes, page F-22

Comment No. 2.  We refer to your response to comment 12.  In addition to disclosing ongoing taxing authority audits, we reissue the comment to disclose the tax years subject to audit under the statute of limitations for your major tax jurisdictions.  Refer to FASB ASC 740-10-50-15(e).

Response No. 2:   Notes 8 and 9 of the Form 10-K/A have been amended to state that the Company is not currently involved in any tax audits, the tax years subject to audit under the statute of limitations for major taxing authorities, and any delinquent returns.  The Company will disclose taxing authority audits, delinquencies, and periods subject to audit with all future filings.  The Company’s proposed revised note is:

“The Company is not currently involved in any tax audits with the State of Florida or the Internal Revenue Service.  The Company is delinquent in its income tax filings beginning with the 2005 tax year.  There are not considered to be any material penalties for those delinquent periods as the company has only incurred losses in the returns to be filed.”

Item 9A.  Controls and Procedures, page 31

Form 10-Q for the fiscal quarter ended September 30, 2011

Consolidated Statement of Operations, page 5

Comment No. 3. We acknowledge your response to comment 14.  Tell us how you considered the guidance in FASB ASC 470-20-40-17 in accounting for the conversion of debt into equity securities pursuant to conversion privileges provided in the terms of the debt referred to in Note 13.  In that regard, it appears no gain or loss should have been recognized upon the conversion of debt.

Response No. 3: The Company concurs with Comment 3.  The 10-Q filing for September 30, 2011 will be amended and the financials restated for the reclassification of the forgiveness of interest from expense to equity.  A footnote to explain the restatement will be added.  The restatement footnote will be included in the appropriate future filings.

See Exhibit 1 to this response for the proposed footnote.

Notes to Consolidated Financial Statements, page 8

Note 10. Preferred Stock, page 15

Comment No. 4. We refer to your response to comment 15.  Please respond to the following:

Response No. 4:  The Company responds as follows:

•
Please provide a detailed analysis for each of the preferred stock redemption provisions describing how you determined whether redemption is solely within the control of the issuer.  Please refer to Rule 5-02.27 and 28 of Regulation S-X and FASB ASC 480-10-S99.;

All of the redemption provisions only allow the holders of the preferred stock to convert into common shares of the Company, except in the event of a change in Control or significant equity raise.  In those circumstances the holders could receive cash, common shares, or a combination of the two at the discretion of the new Control Party.  As the new Control Party would be the Party in control of the Company, and the settlement of the conversion at their discretion, this provision was considered to be in the control of the issuer.

•
To the extent your preferred stock has redemption features which are not solely within your control, you are required to present the preferred stock as temporary equity and provide the specified disclosures.  Refer to FASB ASC 480-10-S99.5 to .11 and Rule 5-02.27 of Regulation S-X.  Please note that the possibility that any triggering event that is not solely with the control of the issuer could occur, without regard to probability, would require the instrument to be classified in temporary equity.;

The Company will reclassify the preferred stock to Temporary Equity and has changed the presentation in the draft Restatement footnote per Comment 3.  Attached as Exhibit 2 to this response is the proposed footnote for disclosure of conversion and dividend features of the preferred stock.

•
Please provide us a copy of your preferred stock certificate of designation which provides provisions of your preferred stock such as terms, rights, preferences, and limitations.  Also file this as an exhibit in your next filing – refer to 601(b)(4) of Regulation S-K.

The Company has provided the Staff with the filed Articles of Amendment with the State of Florida.  The Company has previously included the Articles of Amendment in filings.  Per the Form 10-Q for the fiscal quarter ending June 30th, 2011 the Articles of Amendment was listed as Exhibit 3.7.

Item 2.  Management’s Discussion and Analysis….page 17

Revenue, page 18 and 19

Comment No. 5. We refer to your response to comment 11.  We see that in January 2011, you launched Radioio Live programming and introduced a number of new listener subscriber packages ranging from a monthly subscription to a three-year prepaid subscription.  We also see in a press release dated March 15, 2011 on your company website that you “received nearly $1,000,000 in revenue from the [Early Enlistment] program.”  Please tell us how you considered disclosing the Radioio Live program in more detail, similar to your response, as well as quantifying the impact of the program on the comparative periods.  In addition, please tell us how you considered providing additional detail to your investors regarding which periods the $1,000,000 from the Early Enlistment program will be recognized.

Response No. 5: The Company will provide more detailed discussion of the Radioio Live program in the amended September 30, 2011 10-Q similar to the response in the initial letter to the Commission, shown below.

•
The revenue recognition policy beginning January 1, 2011 for listener subscriptions changed with the launch of the Radioio Live programming.  Radioio Live as of January 1, 2011 was a wholly new operation that focuses on providing the Company’s listeners with access to live and archived proprietary talent content.  This is in contrast to the recorded music that had been provided to subscribers, and is still provided.  Radio personality Bubba the Love Sponge was the first of the Radioio Live producers of live content.  The audience of the Bubba the Love Sponge show is known as the Bubba Army.  In conjunction with the launch of the Bubba the Love Sponge show on the Radioio Live platform a number of new listener subscription packages were introduced.  The Captain was a two month offering for a discounted three year prepaid subscription, and subscribers to this plan are also known as Early Enlisters.  There were 2,817 subscribers to this package.  The second new plan was the Bubba Army Lieutenant plan, which offers a monthly subscription for $12.99 a month or an annual prepaid subscription for $129.99.  The third new subscription plan was the Bubba Army Sergeant plan, which offers a monthly subscription for $9.99 or an annual prepaid subscription for $99.99.  As the number of the subscriptions for a time frame longer than a month became material to the Company’s revenue, the recognition policy was amended to recognize revenue on a monthly pro-rata basis over the life of the subscription.  In accordance with FASB ASC 250-10-45 the change was not done retroactively as it was considered to be impracticable and retrospective application was not considered to create a material change in the revenue reported as most subscriptions prior to the new plans were on a monthly basis.

•
The deferred revenue reported at September 30, 2011 is the result of recognizing revenue monthly on a pro-rata basis over the life of the subscription.  The deferred revenue is the amount collected on the subscription in advance of being earned.  As outlined in the bullet point immediately above the new annual and three year subscription plans generated cash receipts that were in advance of the internet radio service being provided to the subscriber.  The Company will include a discussion of its deferred revenue recognition policies in its future policies.

•	The Company proposes to include the following revised disclosure:

“Revenue recognition.  The Company derives revenue primarily from premium listener subscription plans and from advertising.  The Company offers a number of subscription plans on a monthly and annual basis.  Revenue from subscribers is recognized on a monthly pro-rata basis over the life of the subscription beginning January 1, 2011 effective with the launch of Radioio Live and the material level of annual and multi-year subscriptions sold.  The pre-paid subscription amounts are recognized as deferred revenue liabilities and then recognized monthly as revenue.  Prior to January 1, 2011 subscription revenue was recognized as received from subscribers.

Advertising revenue is recognized in the period in which the advertisement is broadcast or run on the Company’s website.”

Part II. Other Information, page 21

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds, page 21

Comment No. 6. We note your response to comment 17 from our letter dated December 22, 2011, and disagree that the issuance of 281,700 shares to 2,817 subscribers was not a sale of securities.  We particularly note that the shares were only issued to paid subscribers.  Therefore, we believe that Item 701 of Regulation S-K, disclosure of this transaction is required in your future periodic reports.

Response No. 6: The Company continues to disagree that the issuance of the 281,700 shares to the Early Enlisters (Internet Programming Subscribers who purchased a Captains Subscription Package) was a sale of securities.  Early Enlisters are customers of the Company that purchased a three year content package denoted as the Captains Subscription Package providing them access to over 80 channels of commercial free high fidelity music programming and exclusive listening privileges to proprietary talk content of the Company for the three year subscription duration.  The Company’s board of directors, to commemorate the signing of the Bubba the Love Sponge® Show to provide exclusive programming only available on RadioioLive, made the decision to award, as a gift and at no charge, 100 shares of the Company’s restricted common stock to each of the 2,817 Captain Subscription Package purchasers.

Early Enlister Captain Subscribers were not told that these shares were going to be issued as part of their subscription package at any time during the purchasing window and the shares were never included as any part of the value for the purchase of any listening package.  Each Early Enlister was issued a certificate for 100 shares of the Company’s restricted common stock to commemorate what the Company viewed as a historical landmark with the first nationally syndicated radio talk personality broadcasting a live radio program available exclusively on Internet Radio.  None of the terms “sale”, “sell”, “offer to sell”, “offer for sale”, or “offer” were used with regard to the shares gifted to the Captain subscribers.  Also, no Early Enlister had any knowledge of being granted the shares at the time of their purchase of the programming subscription, and the shares were not delivered with or on account of any purchase of securities or in conjunction with the purchase of a Captains Subscription Package.  No purchaser had any expectation that the shares were part of the Captains Subscription Package and the Company had no obligation to deliver any of the shares to any Captains Subscribers as a result of their purchase of the Captains Subscription Package or otherwise. It is for these reasons the Company considers the issuance of the shares a gift and not a sale under the Securities Act of 1933, as amended (the “Securities Act”).  The Company erroneously included the issuance in this item of the 10-Q as the Company believed that all issuances, not solely sales, of securities were to be reported.

Notwithstanding the fact that the Company does not view this issuance as a sale of securities, it did nonetheless obtain a legal opinion from its legal counsel at the time prior to gifting the shares to Early Enlisters, which stated that the issuance could be made without registration under the Securities Act pursuant to the exemption provided by Section 4(2) thereof.

General

Comment No. 7. Please note the Tandy representations must come directly from the company, not from your counsel on behalf of the company.  In your next response, please provide these representations in a separate letter from the company if the response is submitted by your counsel.

Response No. 7:  Please see the attached letter from the Company that provides the Tandy representations.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Henry Nisser
Henry Nisser

Exhibit 1

Note _____: Restatement

The Company has restated its financial statements as of and at the quarter ended June 30, 2011, to reflect the correction of two equity transactions.  The first equity transaction was originally recorded as a contra-interest expense during the quarter ended June 30, 2011, when it should have been recorded as additional paid in capital from the forgiveness of accrued interest in the conversion of debt to equity by related parties in April, 2011.  The second equity transaction was for preferred stock originally recorded in Stockholders’ equity.  The terms and conditions of the preferred stock require that the preferred stock be recorded as Temporary Equity due to some of the conversion features for cash not being within total control and discretion of the Company.  The correction of these equity transactions resulted in an increase in net loss for the quarter ended June 30, 2011 of $69,151.  The Company’s summarized financial statements comparing the restated financial statements to those originally recorded are as follows:

	Consolidated Balance Sheet at June 30, 2011
	Original	Change	Restated
	(Unaudited)		(Unaudited)
ASSETS

Current assets

Cash	$420,051	$-	$420,051
Accounts receivable	29,802		29,802
Prepaid expense	140,415		140,415
Accrued revenue	31,306		31,306

Total current assets	621,574	-	621,574

Property and equipment, net of accumulated depreciation	63,548		63,548

Other assets

Advance payments for contractual obligations	197,658		197,658
Security deposit	-		-

Total other assets	197,658	-	197,658

Total assets	$882,780	$-	$882,780

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Note payable related party shareholders	$-	$-	$-
Note payable	400,000		400,000
Current portion of capital lease payable	-		0
Accounts payable and accrued expenses	507,836		507,836
Deferred revenue	334,457		334,457
Total current liabilities
	1,242,293	-	1,242,293

Deferred revenue	488,442	-	488,442

Total liabilities	1,730,735	-	1,730,735

Temporary equity

Preferred stock, $.001 par value, 5,000,000 shares authorized,
3,025,000 shares issued and 3,000,000 outstanding at June 30, 2011	-	3,025	3,025
Additional paid-in capital	-	5,769,279	5,769,279

	-	5,772,304	5,772,304

Stockholders' equity

Common stock, $.001 par value; 250,000,000 authorized, 133,347,479
and 108,702,874 shares issued and outstanding at June 30, 2011	133,448
and December 31, 2010, respectively			133,448
Preferred stock, $.001 par value, 5,000,000 shares authorized,
3,025,000 shares issued and 3,000,000 outstanding at June 30, 2011	3,025	(3,025)	-
Additional paid-in capital	63,248,502	(5,700,128)	57,548,374
Treasury stock, 25,000 shares of preferred, at cost	(25,931)		(25,931)
Accumulated defcit	(64,206,999)	(69,151)	(64,276,150)

Total stockholders' equity	(847,955)	(5,772,304)	(6,620,259)

Total liabilities and stockholders' equity	$882,780	$(5,772,304)	$882,780

	Consolidated Statement of Operations			Consolidated Statement of Operations
	For the Three Months ended June 30, 2011			For the Six Months ended June 30, 2011

	Original	Change	Restated	Original	Change	Restated
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales	$473,321	$-	$473,321	$766,472	$-	$766,472

Cost of sales	220,935		220,935	371,088		371,088

Gross profit	252,386	-	252,386	395,384	-	395,384

Operating expenses:

Selling and general and administrative	564,724		564,724	931,962		931,962
Depreciation and amortization	18,277		18,277	36,322		36,322

Total expenses	583,001	-	583,001	968,284	-	968,284

Net operating income	(330,615)	-	(330,615)	(572,900)	-	(572,900)

Other income (expense)

Interest income (expense)	69,151	(69,151)	-	63,256	(69,151)	(5,895)

Total other income (expense)	69,151	(69,151)	-	63,256	(69,151)	(5,895)

Net income (loss) before income taxes	(261,464)	(69,151)	(330,615)	(509,644)	(69,151)	(578,795)

Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$(261,464)	$(69,151)	$(330,615)	$(509,644)	$(69,151)	$(578,795)

Net loss per weighted share,
basic and fully diluted	$(0.0020)	$-	$(0.0025)	$(0.0044)	$-	$(0.0050)

Weighted average number of common
shares outstanding, basic and fully diluted	132,298,669	-	132,298,669	115,936,119	-	115,936,119

	Consolidated Statement of Cash Flows
	For the six months ended June 30, 2011

	Original	Change	Restated
	(Unaudited)		(Unaudited)

Cash flows from operations
Net income (loss)	$(509,644)	$(69,151)	$(578,795)

Adjustment to reconcile net loss to net cash:
Depreciation and amortization	36,322		36,322
Expenses settled by issuance of common stock	128,128		128,128
Changes in operating assets and liabilities:
	-		-
Accounts receivable	(29,802)		(29,802)
Deposits	1,046		1,046
Accounts payable and accrued expenses	45,112	69,151	114,263
Accrued revenue	(13,407)		(13,407)
Prepaid expenses	(105,581)		(105,581)
Advance payments on contractual obligations	(142,103)		(142,103)
Deferred revenue	822,899		822,899

Net cash provided by (used for) operating activities	232,970	-	232,970

Cash flows from investing activities

Capital expenditures	(10,904)		(10,904)

Net cash provided by financing activities	(10,904)	-	(10,904)

Cash flows from financing activities

Issuance of common stock	200,000		200,000
Due to related party shareholders	-		-
Proceeds from long-term borrowing	-		-
Payments on capital lease obligation	(4,072)		(4,072)

Net cash provided by financing activities	195,928	-	195,928

Net increase (decrease) in cash	417,994	-	417,994
Cash, beginning of period	2,057		2,057

Cash, end of period	$420,051	$-	$420,051

Supplemental disclosures:

Cash paid during the year for:

Interest	$113	$-	$113

Exhibit 2

Preferred stock

The Company is authorized to issue 5 million shares of preferred stock with a par value of $.001. The preferred stock has a conversion value of Three Dollars ($3.00) per share and the following rights:

1.
Upon a Change of Control Event or an equity raise for the company, or its subsidiaries, of Twenty million dollars ($20,000,000) or greater, and at the discretion of the New Control party or equity party either:

a.	Cash redemption with an 8% per annum accrued interest rate, or
b.	Stock conversion redemption with a 50% premium to the preceding Twenty (20) day average closing price of the Common Stock prior to a Change of Control Event or equity infusion as described above.
c.	Any combination of 1(a) or 1(b) above.

2.	Conversion rights in to the Common Stock after Two Years from issue with a Twenty Five (25%) discount to the preceding Twenty (20) day average closing price of the Common Stock.

As of  September 30, 2011, 3,025,000 preferred shares were issued, 3,000,000 of which were outstanding, and 25,000 were in Treasury, and as of  December 31, 2010 25,000 preferred shares were issued and none were outstanding, as the issued shares were held in Treasury.

If the preferred shares were to be converted as of September 30, 2011 in the event of a change of control or an equity raise, as described in item 1 above, the holders of the preferred shares would be entitled to $9,360,000 in cash or 210,526,316 shares of Common Stock, or some combination thereof.  The Company would be obligated to issue an additional 27,884,280 common shares for a decrease of $0.01 in the fair value of one share of Common Stock.

If the preferred shares were to be converted as of September 30, 2011 at the Holders’ discretion, as described in item 2 above, the holders of the preferred shares would be entitled to 140,350,877 shares of Common Stock.  The Company would be obligated to issue an additional 18,589,520 common shares for a decrease of $0.01 in the fair value of one share of Common Stock.

The conversion rights of the preferred shares are not limited as to the number of common shares that could be exchanged depending upon the preceding Twenty (20) day average closing price of the Common Stock.

Dividends

The holders of the Preferred Stock are entitled to receive dividends at the discretion of the Company.

IOWORLDMEDIA INCORPORATED
5025 West Lemon Street, Suite 200
Tampa, FL 33609

April 3, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel
Assistant Director

Re:	IO World Media, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
Form 10-Q for the fiscal quarter ended September 30, 2011
Filed November 14, 2011
File No. 000-27574

Dear Mr. Spirgel:

In connection with the responses of IO World Media, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) as set  forth  in  a  comment  letter  dated February 27, 2012 as a follow up to its original letter dated December 22, 2010 relating to the above-referenced periodic reports of the Company, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Thomas Bean
Thomas Bean
Chief Executive Officer